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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 28 2012

Washington DC
123

SEC FILE NUMBER
8- 47026

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2011   AND ENDING   12/31/2011
       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: *Shipley Raidy Capital Partners, LLC*

D*B*A: Ariane Capital Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 Candace Lane, Suite 100
                      (No. and Street)

Villanova	PA	19085
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond H. Kraftson   610-525-0749
                                         (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
                       (Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

© 2001 ProFormWare/NCS 800-800-3204

OATH OR AFFIRMATION

I, <u>Raymond H. Kraftson</u>_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Ariane Capital Partners LLC</u>_____, as of <u>December 31</u>_____, 2011, are true and correct.   I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

<u>CEO & Chief Compliance Officer</u>_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ariane Capital Partners LLC
Financial Statement
December 31, 2011

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

Ariane Capital Partners LLC
Financial Statement
December 31, 2011

Ariane Capital Partners LLC
Table of Contents
December 31, 2011

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT

To the Members of
Ariane Capital Partners LLC

We have audited the accompanying statement of financial condition of Ariane Capital Partners LLC (the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ariane Capital Partners LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Abington, Pennsylvania
February 24, 2012

Sanville & Company

3

Ariane Capital Partners LLC
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$	29,770
Total assets	$	29,770

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	2,619
Total liabilities		2,619
Commitments and contingent liabilities		
Members' Equity		27,151
Total liabilities and members' equity	$	29,770

The accompanying notes are an integral part of these financial statements.

Ariane Capital Partners LLC
Notes to Financial Statement
December 31, 2011

---

1. **Organization**

   Ariane Capital Partners LLC (the "Company") is a Pennsylvania limited liability company that is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company, which has agreed to limit its business to corporate finance and investment banking activities, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities and changes in interest rates, which have an impact on the Company's liquidity.

2. **Summary of Significant Accounting Policies**

   The following are the significant accounting policies followed by the Company:

   Investment Banking - Investment banking revenues include gains, losses and fees arising from the private placement of securities. Investment banking revenues also include fees earned from providing merger and acquisition consulting, financial restructuring advisory services and financial consulting services. These fees are recognized when the private placement is completed and the income is reasonably determinable. Fees for financial restructuring advisory services and financial consulting services are recorded when earned.

   Income taxes - No provisions have been made for income taxes since the Company is a limited liability company and has elected to file its tax return on a partnership basis. The individual members are liable for income taxes based on their respective share of the Company's taxable income.

   Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

   Subsequent events - Management has evaluated the impact of all subsequent events through the date the financial statements were issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. **Related Party Transactions**

   The Company has agreements with its two principals that each principal is responsible for their own expenses. Income is allocated by the Company to each principal. The Company correspondingly pays fees to each principal's company that is considered to be a related party.

4. **Concentration of Credit Risk**

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk related to cash.

5. **Concentration of Revenues**

The Company performs corporate finance and investment banking activities. These activities generally involve a limited number of clients and transactions that have varying realization periods and result in fluctuating revenues.

6. **Net Capital Requirements**

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011 the Company had net capital and capital requirements of $27,151 which was $22,151 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.10 to 1.

7. **Computation for Determination of Reserve Requirements**

The Company will operate in accordance with the exemptive provisions of (k)(2)(i) of SEC Rule 15c3-3. The Company does not carry security accounts for customers.